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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 1)


                     Richton International Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, par value $.10                    765516109
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

       George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
      101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 13, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [ ].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO
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



 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  BK

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    JACUZZI INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

                  This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by JUSI Holdings, Inc. ("JUSI"), Jacuzzi Inc. ("Jacuzzi"), USI American Holdings, Inc. ("USIAH") and U.S. Industries, Inc. ("USI"), with respect to their beneficial ownership of the common stock, par value $0.10 per share ("Common Stock"), of Richton International Corporation, a Delaware corporation (the "Company"). JUSI, Jacuzzi, USIAH and USI are hereinafter collectively referred to as the "Beneficial Owners".


     Item 4.   Purpose of Transaction.
               ----------------------

               On June 13, 1995, JUSI sold all of the 258,600 shares of Common Stock beneficially owned by the Beneficial Owners to Mr. Fred
     R. Sullivan (who purchased 206,800 shares) and the Fred A. Sullivan 1987 Lifetime Trust (which purchased 51,800 shares) for an aggregate purchase price of $759,637.50 in cash, pursuant to a Stock Purchase Agreement dated June 13, 1995 between JUSI and Fred R. Sullivan (the "Stock Purchase Agreement"). The Stock Purchase Agreement has been filed as an Exhibit to this Amendment No. 1 and is incorporated herein by reference.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of June 13, 1995, the Beneficial Owners no longer beneficially owned any shares of Common Stock.

               (c) The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference.

               (e) As a result of the sale of the Common Stock by JUSI, on June 13, 1995 the Beneficial Owners ceased to be the owners of more than 5% of the outstanding Common Stock.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               The information set forth in response to Item 4 of this Amendment No. 1 is incorporated herein by reference.


     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               5. Stock Purchase Agreement, dated June 13, 1995, between JUSI Holdings, Inc. and Fred R. Sullivan.



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                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of:  June 14, 1995




                                   JUSI HOLDINGS, INC.
                                   JACUZZI INC.
                                   USI AMERICAN HOLDINGS, INC.
                                   U.S. INDUSTRIES, INC.


                                   By:/s/ Steven C. Barre
                                      ---------------------------
                                      Steven C. Barre
                                      Assistant Secretary















































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                                  EXHIBIT INDEX
                                  -------------
     Item No.                                                     Page No.
     --------                                                     --------

        5. Stock Purchase Agreement, dated June 13, 1995 between JUSI Holdings, Inc. and Fred R. Sullivan.

























































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